Consent of Independent Registered Public Accounting Firm

The Macy’s, Inc. Pension and Profit Sharing Committee
The May Department Stores Company Profit Sharing Plan:

We consent to the incorporation by reference in the registration statements (No. 333-127942, 333-144901 and 333-149578) on Form S-8 of Macy’s, Inc. of our report dated June 30, 2008, with respect to the statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of The May Department Stores Company Profit Sharing Plan.

/s/ KPMG LLP

Cincinnati, Ohio
June 30, 2008